Exhibit 99.3

Organizational Structure

The following diagram illustrates our corporate structure and the place of formation and ownership interest of each of our key operating subsidiaries, as of the date of this Annual Report.

Notes:

(1)	The operating subsidiaries of MakeMyTrip (India) Pvt. Ltd. include Quest 2 Travel.com India Private Limited.
(2)

The operating subsidiaries of Ibibo Group Holdings (Singapore) Pte. Ltd. include Ibibo India, Bitla, Ibibo Group Pte. Limited, Singapore and other insignificant subsidiaries. Ibibo India is the ibibo Group’s key Indian operating subsidiary.

(3)	The ITC Group consists of ITC Bangkok Co., Ltd. (Thailand) and other insignificant subsidiaries.
(4)	In July 2020, MakeMyTrip FZ-LLC (UAE) incorporated a wholly-owned subsidiary in Dubai named MakeMyTrip Travel & Tourism LLC.